EXHIBIT 1.2

THE COMPANIES LAW 1999

A COMPANY LIMITED BY SHARES
ARTICLES OF ASSOCIATION OF

ALADDIN KNOWLEDGE SYSTEMS LIMITED

Interpretation; General

1.	In these Articles of Association, unless the context otherwise requires:

	1.1	“Articles” - means the Articles of Association of the Company (as defined below), as shall be in force from time to time.

	1.2	“Board of Directors” - means the board of directors of the Company as appointed from time to time in accordance with the Articles.

	1.3	“Business Day”- means Sunday through Thursday excluding any public holidays on which the branches of the three major banks in Israel are closed to the public.

	1.4	“Companies Law” - means the Israeli Companies Law, 5759-1999, as amended from time to time including any regulations promulgated thereunder.

1.5

“Companies Ordinance” - means the relevant sections of the Companies Ordinance (New Version), 5743-1983, as currently in effect and as may be amended from time to time and any regulations promulgated by virtue thereof.

	1.6	“Company” - means Aladdin Knowledge Systems Ltd.

	1.7	“General Meeting” - means the annual general meeting of the Company’s shareholders and any other duly convened meeting of the Company’s shareholders.

	1.8	“Office” - means the office of the Company as recorded with the Israeli Registrar of Companies.

	1.9	“Office Holder” – means any person who fits the definition of a “Nosei Misra” in Section 1 of the Companies Law.

1.10

“Ordinary Majority” - means an ordinary majority of all the votes of the shareholders present and entitled to vote at a particular meeting or class meeting of the Company, as applicable, without taking into account the votes of abstainees.

	1.11	“Personal Interest” - shall have the meaning defined in Section 1 of the Companies Law.

1.12

“Register” - means the official share register of the Company kept pursuant to Sections 130 - 134 of the Companies Law and including an “Additional Register” kept pursuant to Section 138 of the Companies Law.  For the avoidance of doubt, the list of shareholders kept by the Company’s transfer agent regarding the holder(s) of the Company’s securities, shall be deemed an “Additional Register” for the purposes of these Articles.

1.13

“Shareholder” - means any individual or entity that is the holder of shares in the Company, as registered in the Register.  Notwithstanding the foregoing, the Board of Directors shall recognize a beneficial owner of shares in place of the holder registered in the Register, upon the submission, by the individual or entity claiming such beneficial ownership, of sufficient proof of ownership to the satisfaction of the Board of Directors.

2.

Unless the subject or the context otherwise requires: (i) words and expressions defined in the Companies Law shall have the same meanings herein; (ii) words and expressions importing the singular shall include the plural and vice versa; (iii) words and expressions importing the masculine gender shall include the feminine gender; (iv) words and expressions importing persons shall include bodies corporate; (v) the word “or” is not exclusive; (vi) the word “including” shall mean including, without limitation; (vii) the terms “these Articles”, “hereof”, “hereunder”, “herein” and similar expressions refer to these Articles as a whole, and not to any particular Article, subsection or other portion hereof; (viii) all references in these Articles to “Dollars” or “$” shall mean United States Dollars; all references to “NIS” shall mean New Israeli Shekels; the term “Writing” or any term of like import includes words typewritten, printed, painted, engraved, lithographed, photographed or represented or reproduced by any mode of reproducing words in a visible form, including telex, facsimile, telegram, cable or other form of writing produced by electronic communication.

3.

The captions in these Articles are for convenience only and shall not be deemed a part hereof or affect the construction of any provision hereof. The specific provisions of these Articles shall supersede the provisions of the Companies Law and the Companies Ordinance, as applicable, to the extent permitted under the Companies Law and the Companies Ordinance, as applicable. With respect to any matter that is not specifically addressed in these Articles, the provisions of the Companies Law and the Companies Ordinance, as applicable, shall govern.

Name of the Company

4.	The name of the company is as follows:
	4.1	In Hebrew:

	4.2	In English: Aladdin Knowledge Systems Limited.

Purpose

5.	The purpose of the Company is to engage in any lawful act or activity for which companies may be organized under the Companies Law.

Limitation of Liability

6.	The liability of each Shareholder for the Company’s obligations is limited to the unpaid sum, if any, owing to the Company in consideration for the issuance of the shares held by such Shareholder.

Authorized Capital

7.

The authorized share capital of the Company is NIS 150,000 divided into 15,000,000 Ordinary Shares, nominal value NIS 0.01 per share (“Ordinary Shares”). The Company may alter the authorized share capital in accordance with the terms of the Companies Law.

Donations

8.	The Board of Directors may donate reasonable amounts of money to worthy causes even if such donation is not within the framework of the Company’s business considerations.

Modification of Capital

9.

Subject to the Companies Law, if at any time the share capital of the Company is divided into different classes of shares, the rights attached to any class, unless otherwise provided by these Articles, may be modified or abrogated by the Company by an Ordinary Majority at a General Meeting. Subject to the Companies Law, the provisions of these Articles relating to General Meetings shall, mutatis mutandis, apply to any separate meeting of the holders of the shares of a particular class.

Consolidation, Subdivision, Cancellation and Reduction of Share Capital

10.

With respect to any consolidation of issued shares into shares of larger nominal value, and with respect to any other action which may result in fractional shares, the Board of Directors may settle any difficulty which may arise with regard thereto, as it deems fit, and, inter alia, may resort to one or more of the following actions:

10.1	determine, as to the holder of shares so consolidated, which issued shares shall be consolidated into each share of larger nominal value;

10.2	allot, in contemplation of or subsequent to such consolidation or other action, such shares or fractional shares sufficient to preclude or remove fractional share holdings;

10.3	redeem, in the case of redeemable preference shares, and subject to applicable law, such shares or fractional shares sufficient to preclude or remove fractional share holdings;
10.4

cause the transfer of fractional shares by certain shareholders of the Company to other shareholders thereof so as to most expediently preclude or remove any fractional shareholdings, and cause the transferees to pay the transferors the fair value of fractional shares so transferred, and the Board of Directors is hereby authorized to act as agent for the transferors and transferees with power of substitution for purposes of implementing the provisions of this Article 10.4.

Allotment of Shares

11.

Subject to the provisions of these Articles, the unissued shares of the Company shall be at the disposal of the Board of Directors who may without limiting or affecting any rights previously conferred on the holders of any existing shares, offer, allot, grant options over or otherwise dispose of shares or other securities convertible into shares of the Company, to such persons, at such times and upon such terms and conditions as the Company may by resolution of the Board of Directors determine.

12.	The Board of Directors may, subject to the provisions of the Companies Law, issue redeemable securities and redeem the same.

Issuance of Share Certificates; Replacement of Lost Certificates

13.	Share certificates shall bear the signature of a director or of any other person or persons authorized with respect thereto by the Board of Directors.

14.

Each Shareholder shall be entitled to one numbered certificate for all the shares of any class registered in such Shareholder’s name, and if the Board of Directors so approves, to several certificates, each for one or more of such shares. Each certificate shall specify their nominal value, the serial numbers of the shares represented thereby and may also specify the amount paid up thereon.

15.	A share certificate registered in the names of two or more persons shall be delivered to the person first named in the Register in respect of such co-ownership.
16.

If a share certificate is defaced, lost or destroyed, it may be replaced, upon payment of such fee, and upon the furnishing of such evidence of ownership and such indemnity, as the Board of Directors may think fit.

Registered Holder

17.

Except as otherwise provided in these Articles, the Company shall be entitled to treat any Shareholder as the absolute owner thereof, and, accordingly, shall not, except as ordered by a court of competent jurisdiction, or as required by statute, be bound to recognize any equitable or other claim to, or interest in such share on the part of any other person.

Payments for Shares

18.	All the shares in the Company’s issued capital shall be fully paid up shares.

Transfer of Shares

19.

No transfer of shares shall be registered unless a proper instrument of transfer (in form and substance satisfactory to the Board of Directors) has been submitted to the Company, together with the share certificate(s) and such other evidence of title as the Board of Directors may reasonably require. Subject to the terms of these Articles, the effectiveness of such transfer of shares shall not require the prior approval of the Board of Directors.

20.	All transfers of shares shall be made in writing in the form appearing herein below, or in a similar form, or in any form approved by the Board of Directors from time to time:

“Share Transfer Deed

I, _____________, of __________________, for valuable consideration paid to me by ______________ of ___________________ (“Transferee”), do hereby transfer to the Transferee _____ share(s), nominal value ______ each, numbered ________ to _________ (inclusive), of Aladdin Knowledge Systems Limited to hold unto the Transferee, his executors, administrators and assigns, subject to the same terms and conditions on which I held the same at the time of the execution hereof; and I, the said Transferee, do hereby agree to take the said share(s) subject to the aforesaid terms and conditions.

In witness whereof we have hereunto set our hands this ____ day of _______, ____.

	Transferee	Transferor

	Witness	Witness”

Such form shall be executed both by the transferor and transferee, and delivered to the Office (or any other placed determined by the Board of Directors) together with the transferred share certificates, if share certificates have been issued with respect to the shares to be transferred, and any other proof of the transferor’s title that the Board of Directors may require. A deed of transfer that has been registered, or a copy thereof, as shall be decided by the Board of Directors, shall remain with the Company. Any deed of transfer that the Board of Directors shall refuse to register shall be returned, upon demand, to the person who furnished it to the Company, together with the share certificate, if furnished.

21.	Subject to the provisions of the Companies Law, the transferor shall be deemed to remain a Shareholder until the name of the transferee is entered into the Register in respect thereof.

22.	The Company may impose a fee for registration of a share transfer, at a reasonable rate as may be determined by the Board of Directors from time to time.

Transmission of Shares

23.

Decedents Shares. Subject to applicable law, any person becoming entitled to a share in consequence of the death of any person, upon producing evidence of the grant of probate or letters of administration or declaration of succession (or such other evidence as the Board of Directors may reasonably deem sufficient that he sustains the character in respect of which he proposes to act under this Article 23 or of his title), shall be registered as a shareholder in respect of such share, or may, subject to the regulations as to transfer herein contained, transfer such share.

24.

Receivers and Liquidators. Subject to applicable law, the Company may recognize the receiver or liquidator of any corporate Shareholder in winding-up or dissolution, or the receiver or trustee in bankruptcy of any Shareholder, as being entitled to the shares registered in the name of such Shareholder. Subject to applicable law, the receiver or liquidator of a corporate Shareholder in winding-up or dissolution, or the receiver or trustee in bankruptcy of any Shareholder, upon producing such evidence as the Board of Directors may deem sufficient that he sustains the character in respect of which he proposes to act under this Article 24 or of his title, shall be registered as a Shareholder in respect of such shares, or may, subject to the regulations as to transfer herein contained, transfer such shares.

Record Date for General Meetings

25.

The Shareholders entitled to receive notice of, to participate in and to vote thereon at a General Meeting, or to express consent to or dissent from any corporate action in writing, shall be determined by the Board of Directors subject to the restrictions set forth under the Companies Law. A determination of shareholders of record with respect to a General Meeting shall apply to any adjournment of such meeting.

General Meetings

26.

Annual General Meeting. An Annual General Meeting shall be held once in every calendar year at such time as is required in accordance with applicable law and at such place either within or without the State of Israel as may be determined by the Board of Directors and shall deliberate over the matters required by the Companies Law or any other applicable law.

27.

Extraordinary General Meetings. All General Meetings other than Annual General Meetings shall be called “Extraordinary General Meetings”. The Board of Directors  may, whenever it thinks fit, convene an Extraordinary General Meeting at such time and place, within or without the State of Israel, as may be determined by the Board of Directors, and shall be obligated to do so upon requisition in writing in accordance with Section 63 of the Companies Law. The Shareholders of the Company may convene an Extraordinary General Meeting in accordance with Section 64 of the Companies Law.

28.

Notice of General Meetings. Subject to the Companies Law, not less than twenty one (21) days’ prior notice shall be given of every General Meeting (the “Notice”).  The Notice shall specify the place, date and hour of the General Meeting, its agenda, a summary of proposed resolutions, the procedure for voting in such General Meeting by proxy statement and any other matter as shall be required by law. Notices shall be sent to each of the Shareholders. The accidental omission to provide notice to any Shareholder or the non-receipt of notice sent to a Shareholder, shall not invalidate the proceedings of a General Meeting.

Proceedings at General Meetings

29.

Quorum. Two or more Shareholders (not in default in payment of any sum referred to in these Articles), present in person or by proxy and holding shares conferring in the aggregate the minimum amount of voting power of the Company required by applicable law, shall constitute a quorum at General Meetings. No business shall be transacted at a General Meeting, or at any adjournment thereof, unless the requisite quorum is present when the meeting proceeds to business. If within a half hour from the time appointed for the meeting a quorum is not present, the General Meeting, if convened upon requisition under Sections 63 or 64 of the Companies Law, shall be dissolved, but in any other case it shall stand adjourned for one week, to the same day, time and place, without it being necessary to notify the Shareholders of such or such other time and place as specified in the Notice or to such later day and at such time and place as the Chairman may determine with the consent of an Ordinary Majority.  If a quorum is not present at the adjourned meeting within half and hour of the time fixed for the commencement thereof, subject to the provisions of applicable law, the persons present shall constitute a quorum.  No business shall be transacted at any adjourned meeting except business that might lawfully have been transacted at the meeting as originally called.

30.

Chairman. The Chairman of the Board of Directors (the “Chairman”) shall preside as Chairman at every General Meeting of the Company. If at any meeting such Chairman is not present within fifteen (15) minutes after the time fixed for holding the meeting or is unwilling to act as chairman of the meeting and all subject to the Board of Directors not having previously appointed someone else to serve as chairman for such meeting, the Shareholders present shall choose someone of their member to serve as chairman of the meeting.

31.	Adoption of Resolutions at General Meetings.

	31.1.	Unless otherwise specifically provided in these Articles or under any applicable law, all resolutions submitted to the Shareholders shall be deemed adopted if approved by an Ordinary Majority.

	31.2.	The Board of Directors may determine, in its discretion, the matters that may be voted at the General Meeting by proxy as shall be permitted, in accordance with Section 87 of the Companies Law.

	31.3.	Every question submitted to a General Meeting shall be decided by a count of votes.

31.4.

Minutes of each meeting of the Shareholders shall be recorded and duly entered in books provided for that purpose. Such minutes shall, in all events, set forth the names of the persons present at the meeting and all resolutions adopted thereat. Any minutes as aforesaid, if purporting to be signed by the Chairman of the General Meeting shall constitute prima facie evidence of the matters recorded therein.

32.

Power to Adjourn. The Chairman of a General Meeting at which a quorum is present may, with the consent of an Ordinary Majority (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called. It shall not be necessary to give any notice of an adjournment unless the meeting is adjourned for twenty-one (21) days or more, in which event notice thereof shall be given in the manner required for the meeting as originally called.

33.

Voting Power. Subject to any provision hereof conferring special rights as to voting, or restricting the right to vote, every Shareholder shall have one vote for each share held by such Shareholder of record, on every resolution, without regard to whether the vote hereon is conducted by a show of hands, by proxy or by any other means.

34.	Voting Rights.

34.1.

Subject to the terms of applicable law, the right of a Shareholder to vote at any General Meeting (or be counted as a part of the quorum thereat), shall be subject to regulations and procedures with regard to proof of title to the Company’s shares prescribed by the Board of Directors.

34.2.

A company or other corporate body that is a Shareholder of the Company may, by resolution of its directors or any other managing body thereof, authorize any person to be its representative at any General Meeting. Any person so authorized shall be entitled to exercise on behalf of such Shareholder all the power that the latter could have exercised if it were an individual Shareholder. Upon the request of the Chairman of the General Meeting, written evidence of such authorization (in form acceptable to the Chairman) shall be delivered to the Chairman.

34.3.

Any Shareholder entitled to vote may vote either personally or by proxy (who need not be a Shareholder of the Company), or, if the Shareholder is a company or other corporate body, by a representative authorized pursuant to Article 34.2.

34.4.

If two or more persons are registered as joint holders of any share, the vote of the senior who tenders a vote, in person or by proxy, shall be accepted to the exclusion of the vote(s) of the other joint holder(s); and for this purpose seniority shall be determined by the order in which the names stand in the Register. Separate guardians or separate executors of estates of a deceased registered shareholder shall be deemed, for the purposes of this Article 34.4, as joint Shareholders in such cases.

35.	Proxy. The instrument appointing a proxy shall be in writing and shall be substantially in the following form:

“I _________________ (Name of Shareholder) of _______________________ (Address of Shareholder) being a shareholder of Aladdin Knowledge Systems Limited hereby appoint ___________ (Name of Proxy) of _______________________ (Address of Proxy) as my proxy to vote for me in my name and stead in respect of ______ shares of ______ class which are held by me, at the General Meeting of the Company to be held on the _____ day of ______, 20__ and at any adjournment(s) thereof.

Signed this ______ day of ____________, 20__.

(Signature of Appointer)”

or in any usual or common form or in such other form as may be approved by the Board of Directors including an instrument effected through the internet or any other electronic medium and including a form which provides for a continuing proxy until the occurrence of such date or event as is specified in the proxy.  Such instrument shall be duly signed by the appointer or his duly authorized attorney or, if such appointer is a company or other corporate body, under its common seal or stamp or the hand of its duly authorized agent(s) or attorney(s).  The Board of Directors may demand that the Company be given written confirmation, to its satisfaction, that the given signatories have the authority to bind the corporate body of the appointing Shareholder.

The instrument appointing a proxy (and the power of attorney or other authority, if any, under which such instrument has been signed) shall be delivered to the Company (at its Office, or at its principal place of business or at the offices of its registrar and/or transfer agent and/or by e-mail to the address of the Company and/or by e-mail to the address of the transfer agent, or at such place and by such means of communication, as the Board of Directors may specify) not less than forty-eight (48) hours (or such shorter period as may be determined by the Board of Directors) before the time fixed for the meeting at which the person named in the instrument proposes to vote.

36.

Effect of Death of Appointer or Revocation of Appointment. Subject to applicable law, a vote cast pursuant to an instrument appointing a proxy shall be valid notwithstanding the previous death, liquidation or winding-up of the appointing Shareholder (or of his attorney-in-fact, if any, who signed such instrument), or the revocation of the appointment or the transfer of the share in respect of which the vote is cast, provided no written intimation of such death, liquidation, winding-up revocation or transfer shall have been received by the Company or by the Chairman of the General Meeting before such vote is cast and provided, further, that the appointing Shareholder, if present in person at said meeting, may revoke the appointment by means of a writing, oral notification to the Chairman, or otherwise.

Board of Directors

37.

Powers of Board of Directors. The Board of Directors shall determine the Company’s policies, oversee the activities of the Chief Executive Officer, and take such other actions as are described in these Articles, Section 92 of the Companies Law or any other applicable law. In the absence of a Chief Executive Officer, the Board of Directors shall manage the business of the Company. The authority conferred on the Board of Directors by this Article 37 shall be subject to the provisions of the Companies Law, of these Articles and any regulation or resolution consistent with these Articles adopted from time to time by the Company in a General Meeting, provided, however, that no such regulation or resolution shall invalidate any prior act done by or pursuant to a decision of the Board of Directors which would have been valid if such regulation or resolution had not been adopted.

38.

Exercise of Powers of Directors. A meeting of the Board of Directors at which a quorum is present shall be competent to exercise all the authorities, powers and discretions vested in or exercisable by the Board of Directors. A resolution proposed at any meeting of the Board of Directors shall be deemed adopted if approved by a majority of the Directors present when such resolution is put to a vote and voting thereon, without taking into account the votes of abstainees and with each director entitled to only one vote. The Chairman of the Board of Directors will not have an additional or casting vote, in the case of a tie.

39.

Delegation of Powers. Subject to applicable law, the Board of Directors may delegate any or all of its powers to committees, each consisting of two or more persons, and it may from time to time revoke such delegation or alter the composition of any such committee. Any Committee so formed (in these Articles referred to as a “Committee of the Board of Directors”), shall, in the exercise of the powers so delegated, conform to any regulations imposed on it by the Board of Directors. The meetings and proceedings of any such Committee of the Board of Directors shall, mutatis mutandis, be governed by the provisions herein contained for regulating the meetings of the Board of Directors, so far as not superseded by any regulations adopted by the Board of Directors under this Article 39. Unless otherwise expressly provided by the Board of Directors in delegating powers to a Committee of the Board of Directors, such Committee of the Board of Directors shall not be empowered to further delegate such powers.

40.

Number of Directors. The number of directors serving on the Board of Directors may be determined from time to time by the Board of Directors or at a General Meeting provided however that the overall number of directors at a given time be not less than two and not more than eight, including 2 (two) “outside directors” appointed in accordance with the terms of the Companies Law.

41.

Election and Removal of Directors. With the exception of the election of “outside directors” which shall be governed in accordance with the provisions of the Companies Law, directors shall be elected at the Annual General Meeting by an Ordinary Majority.  The directors so elected shall hold office until the next Annual General Meeting unless determined otherwise at a subsequent General Meeting. Notwithstanding the aforesaid, if no directors are appointed at the Annual General Meeting, the directors appointed at the previous Annual General Meeting shall continue to hold office.  With the exception of the removal of “outside directors” which shall be governed in accordance with the provisions of the Companies Law, at a General Meeting by an Ordinary Majority, the Shareholders shall be entitled to remove any director(s) from office, to elect directors in place of the director(s) so removed or to fill any vacancy, however created, on the Board of Directors.

42.

Continuing Directors in the Event of Vacancies. Subject to Article 40, any vacancy in the Board of Directors, however occurring, including a vacancy resulting from an enlargement of the Board of Directors by resolution of the Board of Directors, may be filled by a vote of a majority of the directors then in office, even if less than a quorum. A director elected by the Board of Directors in accordance with this Article 42 shall be elected to hold office until the next Annual General Meeting.

43.

Vacation of Office. The office of a director shall be vacated by the director’s written resignation in accordance with the procedure set forth by applicable law. Such resignation shall become effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later. With the exception of the vacation of the office of an “outside director” which shall be governed in accordance with the provisions of the Companies Law, the office of a director shall be vacated, ipso facto, upon the occurrence of any of the following: (i) such director’s death, (ii) such director is convicted of a crime as described in Section 232 of the Companies Law, (iii) such director is removed by a court of law in accordance with Section 233 or the Companies Law, (iv) such director becomes legally incompetent, (v) if such director is an individual, such director is declared bankrupt, or (vi) if such director is a corporate entity, upon its winding-up liquidation, whether voluntary or involuntary.

44.

Remuneration of Directors. The Company is entitled to compensate the members of the Board of Directors for their services as directors provided that such remuneration shall have been approved pursuant to the provisions of the Companies Law and in the case of “outside directors”, the Company must compensate its “outside directors” pursuant to the provisions of the Companies Law. The Company may reimburse directors for their reasonable expenses for traveling, board and lodging and other expenses connected with their participation at meetings of the Board of Directors and the performance of their position as directors. The Company may pay additional remuneration to a director who has been asked to provide special services to the Company or who makes special efforts for the Company, subject to approval pursuant to the provisions of the Companies Law.

45.

Alternate Directors. A director may, by written notice to the Company, appoint an alternate for himself (in these Articles referred to as “Alternate Director”), remove such Alternate Director and appoint another Alternate Director in place of any Alternate Director appointed by him whose office has been vacated for any reason. Unless the appointing director, by the instrument appointing an Alternate Director or by written notice to the Company, limits such appointment to a specified period of time or restricts it to a specified meeting or action of the Board of Directors, or otherwise restricts its scope, the appointment shall be for an indefinite period, and for all purposes. Any notice given to the Company pursuant to this Article 45 shall become effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later. An Alternate Director shall have all the rights and obligations of the director who appointed him, provided, however, that he may not in turn appoint an alternate for himself (unless the instrument appointing him otherwise expressly provides), and provided further that an Alternate Director shall have no standing at any meeting of the Board of Directors or any Committee of the Board of Directors while the director who appointed him is present. One person may not act as Alternate Director for more than one director. The identity of an Alternate Director shall be subject to the restrictions set forth in the Companies Law for directors and the office of an Alternate Director shall be vacated under the circumstances, mutatis mutandis, set forth in Article 43, and such office shall ipso facto be vacated if the director who appointed such Alternate Director ceases to be a director.

Proceedings of the Board of Directors

46.

Meetings. The Board of Directors may meet and adjourn its meetings and otherwise regulate such meetings and proceedings as the directors think fit, provided that the Board of Directors shall convene at least once in each calendar quarter. A meeting of the Board of Directors may be called in accordance with Section 98 of the Companies Law and its agenda shall be set in accordance with Section 99 of the Companies Law.  All meetings of the Board of Directors must provide not less than two (2) Business Days’ prior written notice of any meeting, specifying the place, date, hour and detailed agenda of such meeting, unless such notice is waived in writing by all of the directors as to a particular meeting.  The Company may require each director to provide it with a fax number or e-mail address to which the Company may send notices and which shall be deemed to have been received by such director upon transmission.

47.

Quorum. Until otherwise unanimously decided by the Board of Directors, a quorum at a meeting of the Board of Directors shall be constituted by the presence, in person or by any other means of communication by which the directors may hear each other simultaneously, of a majority of the directors then in office who are lawfully entitled to participate in the meeting and vote thereon (as conclusively determined by the Chairman of the Board of Directors). If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned to such time, date and place as the Chairman may determine, provided that not less than two (2) Business Days’ prior written notice shall have been provided to each of the directors of such meeting. No business shall be transacted at any adjourned meeting except business that might lawfully have been transacted at the meeting as originally called. At such adjourned meeting, two (2) members of the Board of Directors present in person shall constitute a quorum.

48.

Chairman of the Board of Directors. The Board of Directors may from time to time elect one of its members to be the Chairman, remove such Chairman from office and appoint another in its place. The Chairman shall preside at every meeting of the Board of Directors, but if he is not present within fifteen (15) minutes of the time fixed for the meeting, or if the appointed Chairman is unwilling to take the chair, the directors present shall choose one of their number to be the chairman of such meeting.

49.

Validity of Acts Despite Defects. Subject to the provisions of the Companies Law, all acts done bona fide at any meeting of the Board of Directors, or of a Committee of the Board of Directors, shall be as valid as if there were no such defect or disqualification notwithstanding that it may afterwards be discovered that there was some defect in the appointment of the participants in such meetings or any of them or any person(s) acting as aforesaid or that they or any of them were disqualified.

50.

Minutes. Minutes of each meeting of the Board of Directors (or any Committee of the Board of Directors) shall be recorded and duly entered in books provided for that purpose. Such minutes shall set forth the names of the persons present at the meeting and all resolutions adopted thereat. Any minutes as aforesaid, if purporting to be signed by the chairman of the meeting or by the chairman of the next succeeding meeting, shall constitute prima facie evidence of the matters recorded therein.

Chief Executive Officer

51.

The Board of Directors shall appoint from time to time one or more persons, as Chief Executive Officers(s) of the Company and may confer upon such person(s), and from time to time modify or revoke, such title(s) (including General Manager, Managing Director, Director General or any similar or dissimilar title). The appointment of the Chief Executive Officer(s) may be either for a fixed term or without any limitation of time. Subject to the terms of the employment agreement of the Chief Executive Officer(s) and any applicable law, the Board of Directors may from time to time remove or dismiss the Chief Executive Officer(s) from office and appoint another or others in the Chief Executive Officer(s)’s place.

52.

Subject to the Companies Law and the terms set forth in these Articles, the Chief Executive Officer(s) shall manage the business of the Company pursuant to the policies established by the Board of Directors.

53.

The Board of Directors may from time to time determine the Chief Executive Officer(s) salary and other terms and conditions of the Chief Executive Officer’s employment, subject to the terms of his employment agreement and the provisions of any applicable law.

54.

Subject to the provisions of the Companies Law, all Company employees shall be subordinate to the Chief Executive Officer of the Company who shall have the exclusive right to remove any Company employee from his position and/or terminate the employment of any such employee with the Company.

Indemnification and Insurance

55.

Exemption From Duty of Care. Subject to the provisions of the Companies Law including the receipt of all approvals as required therein or under any applicable law, the Company may resolve in advance to exempt an Office Holder from all or part of such Office Holder’s responsibility or liability for damages caused to the Company due to any breach of such Office Holder’s duty of care towards the Company.

56.

Indemnification. Subject to the provisions of the Companies Law including the receipt of all approvals as required therein or under any applicable law, the Company may indemnify any Office Holder to the fullest extent permitted by the Companies Law. Subject to the provisions of the Companies Law including the receipt of all approvals as required therein or under any applicable law, the Company may resolve retroactively to indemnify an Office Holder with respect to the following liabilities and expenses, provided that such liabilities or expenses were incurred by such Office Holder in such Office Holder’s capacity as an Office Holder of the Company: (i) a monetary liability imposed on an Office Holder pursuant to a judgment in favor of another person, including a judgment imposed on such Office Holder in a compromise or in an arbitration decision that was approved by a court of law; (ii) reasonable legal expenses, including attorney’s fees, which the Office Holder incurred or with which the Office Holder was charged by a court of law, in a proceeding brought against the Office Holder, by the Company or by another on behalf of the Company, or in a criminal prosecution in which the Office Holder was acquitted, or in a criminal prosecution in which the Office Holder was convicted of an offense that does not require proof of criminal intent; and (iii) any other obligation or expense for which it is or shall be permitted to indemnify an Office Holder. Subject to the provisions of the Companies Law including the receipt of all approvals as required therein or under any applicable law, the Company may resolve in advance to indemnify the Company’s Office Holders for those liabilities and expenses described in this Article 56 (i), (ii) and (iii), provided that (i) in the opinion of the Board of Directors such liabilities and expenses can be foreseen at the time the undertaking to indemnify is provided, and (ii) the Board of Directors shall set a reasonable limit to the amounts for such indemnification under the circumstances.

57.

Insurance. Subject to the provisions of the Companies Law including the receipt of all approvals as required therein or under any applicable law, the Company may enter into an agreement to insure an Office Holder for any liability that may be imposed on such Office Holder in connection with an act performed by such Office Holder in such Office Holder’s capacity an Office Holder of the Company, with respect to each of the following: (i) violation of the duty of care of the Office Holder towards the Company or towards another person; (ii) breach of the fiduciary duty towards the Company, provided that the Office Holder acted in good faith and with reasonable grounds to assume that the action in question was in the best interests of the Company;  (iii) a financial obligation imposed on the Office Holder for the benefit of another person; and (iv) any other obligation or expense for which it is or shall be permitted to insure an Office Holder.

58.

Articles 55, 56 and 57 shall not apply under any of the following circumstances: (i) a breach of an Office Holder’s fiduciary duty, in which the Office Holder did not act in good faith and with reasonable grounds to assume that the action in question was in the best interest of the Company; (ii) a grossly negligent or intentional violation of an Office Holder’s duty of care; (iii) an intentional action by an Office Holder in which such Office Holder intended to reap a personal gain illegally; and (iv) a fine or ransom levied on an Office Holder.

59.

The Company may procure insurance for or indemnify any person who is not an Office Holder, including without limitation, any employee, agent, consultant or contractor, provided, however, that any such insurance or indemnification is in accordance with the provisions of these Articles and any applicable law.

Dividends

60.

Declaration of Dividends. Subject to the provisions of the Companies Law, the Board of Directors may from time to time declare, and cause the Company to pay, such dividends as may appear to the Board of Directors to be justified by the profits of the Company. Subject to the Companies Law, the Board of Directors shall determine the time for payment of such dividends and the record date for determining the shareholders entitled thereto. The Shareholders entitled to receive dividends shall be the Shareholders on the date upon which it was resolved to distribute the dividends or at such later date as shall be provided in the resolution in question.

61.

Implementation of Powers. The Board of Directors may settle any difficulty which may arise in regard to the distribution of dividends as it thinks expedient, and, in particular, may issue fractional certificates, and may determine that cash payments shall be made to any Shareholders upon the footing of the value so fixed, or that fractions of less value than the nominal value of one share may be disregarded in order to adjust the rights of all parties, and may vest any such cash with a trustee in trust for the persons entitled to the dividend or capitalized fund as may seem expedient to the Board of Directors.

62.

Deductions from Dividends. The Board of Directors may deduct from any dividend or other moneys payable to any Shareholder in respect of a share any and all sums of money then payable by such Shareholder to the Company on account of any matter or transaction.

63.

Retention of Dividends. The Board of Directors may retain any dividend or other moneys payable or property distributable in respect of a share in respect of which any person is, under these Articles, entitled to become a Shareholder, or which any person is, under these Articles, entitled to transfer, until such person shall become a Shareholder in respect of such share or shall transfer the same.

64.	Interest. No dividend or other benefit in respect of shares shall bear interest against the Company.

65.

Mechanics of Payment. Any dividend or other moneys payable in cash in respect of a share may be paid by check sent through the post to, or left at, the registered address of the Shareholder or by transfer to a bank account specified by such person (or, if two or more persons are registered as joint holders of such share or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, to any one of such persons or to his bank account), or to such person and at such address as the person entitled thereto may by writing direct. Every such check shall be made payable to the order of the Shareholder, or to such person as the person entitled thereto as aforesaid may direct, and payment of the check by the banker upon whom it is drawn shall be a good discharge to the Company. Every such check shall be sent at the risk of the person entitled to the money represented thereby.

Rights of Signature

66.

The Board of Directors shall be entitled to authorize any person or persons (who need not be directors) to act and sign on behalf of the Company, and the signature of such person(s) on behalf of the Company, together with the Company’s name in print or handwriting, shall bind the Company insofar as such person(s) acted and signed within the scope of such person’s authority.

Notices

67.

All notices and other communications made pursuant to these Articles shall be in writing and shall be conclusively deemed to have been duly given: (i) in the case of hand delivery to the Address (as hereinafter defined), on the next business day after delivery in the country of delivery; (ii) in the case of delivery by an internationally recognized overnight courier to the Address, freight prepaid, on the next business day after delivery in the country of delivery; (iii) in the case of delivery by registered mail, delivery shall be deemed to have taken place at the time the letter would have been delivered in the ordinary course by mail, and no later than two days if mailed in the same country and no more than ten days if sent to a place not located in the same country as the place from where it was posted and in each case commencing from the date on which the letter containing the notice as aforesaid was delivered to the post office; (iv) in the case of a notice sent by facsimile transmission to the Address, on the next business day after delivery in the country of delivery, if facsimile transmission is confirmed; or (v) in the case of a notice sent by email (or other form of electronic transmission) to the Address, on the date of transmission except where a notice is received by the Company stating that such mail has not been successfully delivered. The term “Address” means, (i) with respect to each Shareholder - such Shareholder’s mail address, facsimile number or email address, as the case may be, as specified in the Register; and (ii) with respect to the Company – the address of the Office or the facsimile number or email address of the Chief Executive Office of the Company at the Office. A Shareholder may change or supplement the Address for service of any notice pursuant to these Articles, or designate additional addresses, facsimile numbers and email addresses for the purposes of this Article 67 by giving the Company a written notice of the new contact details in the manner set forth above. If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served, when received, notwithstanding that it was defectively addressed or failed, in some respect, to comply with the provisions of this Article 67. All notices to be given to the Shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register, and any notice so given shall be sufficient notice to the holders of such share. Any Shareholder whose address is not described in the Register, and who shall not have designated in writing an address for the receipt of notices, shall not be entitled to receive any notice from the Company. Whenever is it necessary to give prior notice of a number of days or notice which is valid for a particular period, the day of delivery shall be taken into account in reckoning the number of days or the period, unless otherwise determined. If notice is given in more than one of the manners specified above, it shall be deemed to have been received on the earliest date on which it is deemed to have been delivered, as provided above.

Merger

68.

Approval of a “merger” as described in the Companies Law, shall require the approval of an Ordinary Majority at the General Meeting or at a class meeting, as the case may be, and all subject to the provisions of any applicable law.

Winding Up

69.

If the Company is wound up on liquidation or dissolution, then, subject to applicable law, all the assets of the Company available for distribution among the Shareholders shall be distributed to them in proportion to the sum paid on account of the nominal value of the shares held by them. A voluntary winding up of the Company shall require the approval set forth in the Companies Ordinance or any other approval as may be required by any applicable law.

Amendment of these Articles

70.

Any amendment of these Articles shall require the approval of an Ordinary Majority, in person or by proxy, as shall be permitted, and voting thereon in accordance with the provisions of the Companies Law. A resolution passed at a General Meeting by Ordinary Majority which amends any of the provisions set forth herein, shall be deemed a resolution to amend these Articles even if not expressly stated as such in the resolution or at the General Meeting.

Conflicting Provisions

71.	As of the date that these Articles were duly adopted by the Shareholders, these Articles automatically replace and amend any and all previously adopted articles of association of the Company.